Mail Stop 4561

      February 15, 2006

Robert R. Kauffman
Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Street, Suite 3
Scottsdale, Arizona 85260

	Re:	Alanco Technologies, Inc.
		Registration Statement on Form S-3
		Filed January 19, 2006
		File No. 333-131140

		Form 10-KSB for the fiscal year ended June 30, 2005 Form 10-QSB for the quarter ended September 30, 2005 Form 10-QSB for the quarter ended December 30, 2005 File No. 0-09347

Dear Mr. Kauffman:

	We have limited our review of your filings to those issues we have addressed in our comments below. Please respond to our comments on your periodic filings within ten business days from the date of this letter. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.




Form S-3

General

1. We note your description of the shareholder rights plan on page
20. Please revise your fee table and other disclosure, as appropriate, to register the rights as separate securities along with your Class A common stock. See CF Telephone Interpretations Manual,
Section H.27. You should have counsel amend exhibit 5.1 to provide a legality opinion for the rights. Counsel should opine that the rights are the binding obligations of the company.

Part II

Exhibit 5.1

2. In addition to the changes requested above, please revise this exhibit to clarify the specific number of outstanding shares of common stock (i.e., 1,975,000) for which the opinion is provided. Subject to appropriate assumptions regarding compliance of future issuances with the terms of convertible securities or the terms of outstanding warrants, also state your opinion concerning the 5,908,262 shares not yet issued.

Form 10-KSB for the fiscal year ended June 30, 2005

Item 8A. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 38

3. We note your disclosure that your "Based on various evaluations of the Company`s disclosure controls and procedures, some of which occurred during the 90 days prior to the filing date of this report, the Chief Executive and Chief Financial Officers believe that these controls and procedures are effective to ensure that the Company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required periods" (emphasis added). However, Rule 307 of Regulation S-B requires management to evaluate disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Please tell us whether your CEO and CFO evaluated your disclosure controls and procedures and determined that, as of the final period covered by the date of the report, they were "effective." This comment also applies to you Item 3 disclosure in your Form 10-QSB for the quarters ended
September 30 and December 31, 2005. Please confirm that you will take this comment into consideration in preparing your future Item 308(c) disclosure.

4. We also note your disclosure that "Since the date of the most recent evaluation of the Company`s internal controls by the Chief Executive and Chief Financial Officers, there have been no significant changes in such controls or in other factors that could have significantly affected those controls, including any corrective actions with regard to significant deficiencies and material weaknesses" (emphasis added). Please note that Item 308(c) of Regulation S-B requires that you disclose any changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Please confirm that, during the quarter ended June 30, 2005, there were no changes to your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. This comment also applies to you Item 3 disclosure in your Form 10-QSB for the quarters ended September 30 and December 31, 2005. Please confirm that you will take this comment into consideration in preparing your future Item 308(c) disclosure.


*	*	*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked
copies of the amendments to expedite our review.   Please furnish
a
cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal


cc:	Via Facsimile (480) 348-1471
	Steven P. Oman, Esq.
	Telephone: (480) 348-1470
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Robert R. Kauffman
Alanco Technologies, Inc.
February 15, 2006
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